SCHLUETER & ASSOCIATES, P. C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80265
                                 (303) 292-3883
                            Facsimile: (303) 296-8880
HENRY F. SCHLUETER
Also Admitted in Wyoming
                                 April 15, 2005

Via Facsimile, EDGAR and U.S. Mail
----------------------------------
Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


     Re: Bonso Electronics International Inc.

Dear Ms. Lochhead:

     We represent Bonso Electronics International Inc. ("Bonso" and "Company"). This letter is in response to your letter dated March 15, 2005 ("Letter"), which relates to the Form 20-F for the fiscal year ended March 31, 2004, filed on August 13, 2004 with the United States Securities and Exchange Commission ("SEC"). This response is based upon information provided to us by Bonso's management in Hong Kong. The responses below have been numbered to correspond to the numbering used in the Letter.

     1. Bonso's management has reviewed this comment and will address the comment in its future filings.

     2. Bonso's management has considered the comment and believes that the sales of scrap materials and compensation from cancellation of orders should have been classified as operating income. Management also believes that there were other items included in other income which should have been classified as operating income. The classification of these items as components of operating income would have resulted in an increase in operating income from 3% to 3.7% of net sales. In light of the immaterial impact of the misclassification, management submits that no amendment to the previous fiscal years financial statements is necessary and advises that such misclassification will be corrected in its future filing.

Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
April 15, 2005
Page 2


     3. Bonso's management has reviewed this comment and will address the comment in its future filings.

     4. Bonso's management has reviewed this comment and will address the comment in its future filings.

     5. Bonso's management has reviewed this comment and will address the comment in its future filings.

     6. Bonso's management has reviewed this comment and will address the comment in its future filings.

     7. Bonso's management has reviewed this comment and will address the comment in its future filings.

     8. Bonso's management has reviewed this comment and will address the comment in its future filings.

     9. Bonso's management has reviewed this comment and will address the comment in its future filings.

     10. Bonso's management has reviewed this comment and will address the comment in its future filings.

     11. Bonso's management has reviewed this comment and will address the comment in its future filings.

     12. Bonso's management has reviewed this comment and will address the comment in its future filings.

     13. The Warrants were issued originally as a dividend to all record holders of Bonso's warrants at the close of trading on January 19, 2000, and to all persons who exercised Bonso's warrants during the period commencing on November 22, 1999, and ending at the close of trading on January 19, 2000 (collectively the "Warrant Dividend"). It should be noted that the warrants (upon which the Warrant Dividend was made) were originally issued in December 1994 in connection with a second public offering by Bonso. Accordingly, the original issuance of the Warrants was in connection with a financing and not as compensation to any third party or employee of Bonso. Subsequent to the issuance of the Warrants, Bonso made modifications to the Warrants in October 2001, July 2002 and December 2003. Management has advised

Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
April 15, 2005
Page 3


          that they do not believe that accounting for the modifications of the Warrants would have had an impact on the financial statements, because the Warrants were initially issued and subsequently modified as dividends. Management believes that the recording of the modifications would have resulted in a reclassification from retained earnings to additional paid-in capital, with no impact on net income or shareholders' equity. Therefore, management believes that such and accounting entry was not necessary. We note that under the International Business Companies Act of the British Virgin Islands dividends may only be declared and paid out of surplus, and surplus is defined as the amount remaining after subtracting the liabilities of the company from the assets of the company and the amount of the company's capital (i.e., the par value of all shares issued and outstanding). Accordingly, surplus consists of both "additional paid in capital" and "retained earnings." We note that the Warrants expired by their terms on February 13, 2004 with a majority of the Warrants unexercised.

     14. Bonso's management has reviewed this comment and will address the comment in its future filings.

     15. Bonso's management has reviewed this comment and will address the comment in its future filings.

     Bonso's management has advised that they understand that:

     o Bonso is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     o Bonso may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
April 15, 2005
Page 4


     If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                                             Very truly yours

                                             Schlueter & Associates, P.C.


                                             By /s/ Henry F. Schlueter
                                             -------------------------
                                             Henry F. Schlueter


     C: Bonso Electronics International Inc.